EXHIBIT 99.3

MARATHON ACQUISITION CORP.

Letter relating to Warrants for

Common Stock of

MARATHON ACQUISITION CORP.

July 9, 2008

To the Holders of Warrants

of Marathon Acquisition Corp.

Marathon Acquisition Corp. (the “Company”) is soliciting (the “Consent Solicitation”) consents (the “Consents”) to the proposed amendments (the “Proposed Warrant Amendment”) to the Warrant Agreement, dated as of August 30, 2006, as amended by the First Supplemental Warrant Agreement, dated March 18, 2008, and the Second Supplemental Warrant Agreement, dated March 24, 2008 (the “Warrant Agreement”), between the Company and Mellon Investor Services LLC, as successor to The Bank of New York, as warrant agent (the “Warrant Agent”), governing the Company’s warrants (including warrants contained in the Company’s units) (the “Warrants”).

The purpose of the Consent Solicitation and the Proposed Warrant Amendment is to modify certain provisions in the Warrant Agreement in connection with the consummation of the transactions under that Agreement and Plan of Merger, dated as of March 21, 2008 (the “Merger Agreement”), by and among the Company, GSL Holdings, Inc. (“GSL Holdings”), Global Ship Lease, Inc. (“Global Ship Lease”) and CMA CGM S.A., as amended. Pursuant to the Merger Agreement, the Company will merge with and into GSL Holdings, the Company’s newly-formed, wholly owned Marshall Islands subsidiary, and then Global Ship Lease will merge with and into GSL Holdings, with GSL Holdings continuing as the surviving company incorporated in the Republic of the Marshall Islands and to be renamed “Global Ship Lease, Inc.” (such mergers collectively, the “Merger”). The Proposed Warrant Amendment would amend the terms of the Warrant Agreement to clarify that the “business combination” contemplated by the Warrant Agreement includes the Merger and the transactions to be consummated pursuant to the Merger Agreement (1) by amending the definition of “business combination” in the third paragraph of Section 2.02 of the Warrant Agreement to include (A) the merger of the Company with and into another entity and (B) a merger of the Company into or with a non-U.S. entity and the subsequent business combination with another entity and (2) by making a conforming change to the merger provision in Section 6.02 of the Warrant Agreement to include a merger of the Company into or with a non-U.S. entity. The Company strongly believes that the Proposed Warrant Amendment is in the best interest of its investors, including the Holders of the Warrants.

The Consent Solicitation is being made to each person, other than the Company, shown on the records of the register for the Warrants as a holder at 5:00 p.m., New York City time, on July 7, 2008 (such date and time, the “Record Date”), and their duly appointed proxies. As of the Record Date, other than Warrants held directly by the owners thereof, all of the Warrants are held of record by The Depository Trust Company (“DTC”) or its nominee on behalf of participants in DTC (“DTC Participants”). DTC is expected to grant an omnibus proxy authorizing each DTC Participant to deliver Consents (such DTC Participants and their successors and transferees are referred to herein as “Holders”).

Upon receipt of the Consent of Holders of at least a majority of the currently issued and outstanding Warrants, the Company intends to enter into the Third Supplemental Warrant Agreement with the Warrant Agent, which will amend the Warrant Agreement to give effect to the Proposed Warrant Amendment. If the Third Supplemental Warrant Agreement becomes effective, it will be binding on all Holders, on any successors of such Holders and on any transferees of their Warrants.

Enclosed are copies of the following documents:

1.	Joint Proxy Statement/Prospectus dated July 9, 2008 (the “Statement”), which contains the terms of the Proposed Warrant Amendment;

2.	Consent Letter (the “Consent Letter”); and

3.	Form of letter which you may use for correspondence with your clients, together with a form of letter of instruction from beneficial owners (to be used by your clients in delivering instructions to you to submit Consents).

Please read carefully the attached Statement (of which this letter is a part) and other enclosed materials. Holders who wish to deliver Consents are asked to respond promptly by following the instructions in the attached Statement and the enclosed Consent Letter. Each beneficial owner of Warrants desiring to give Consent with respect to such Warrants held of record by DTC or its nominee for the account of a DTC Participant must instruct such DTC Participant to deliver a Consent in accordance with the procedures described in the attached Statement. We are asking you to contact your clients for whom you hold Warrants registered on the books of DTC in your name or the name of your nominee as a DTC Participant. A letter of instruction is included in the enclosed “Letter to Clients” for this purpose.

YOUR PROMPT ACTION IS REQUESTED. THE CONSENT SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 1, 2008, UNLESS EXTENDED.

If you need assistance in filling out or delivering Consents, please contact the Secretary of the Company (telephone no. (212) 993-1670). If you require additional copies of the enclosed documents, please contact the Solicitation and Information Agent for the Consent Solicitation at its telephone number and address set forth in the Statement.

Thank you for your consideration of the Consent Solicitation.

Very truly yours,

MARATHON ACQUISITION CORP.

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